[GRAPHIC OMITTED]

Sun-Jin Moon
Vice President and Counsel
(212) 314-2120
Fax (212) 314-3953

September 30, 2010

Via EDGAR

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: MONY LIFE INSURANCE COMPANY OF AMERICA:
        MARKET STABILIZER OPTION
        PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT FILED
        ON FORM S-3 (FILE NO. 333-167938)

Dear Mr. Oh:

        On behalf of MONY Life Insurance Company of America ("MONY America" or
the "Company"), we are filing herewith Pre-Effective Amendment No. 1 (the
"Amendment") to the Registrant's Form S-3 Registration Statement (File No.
333-169163). The purposes of the Amendment are to respond to comments of the SEC
staff, as set forth in your letter dated September 1, 2010, increase the amount
of securities being registered, add exhibits and other information as necessary
to make the Registration Statement complete, and to make limited other
corrections, revisions and clarifications.

        We set forth each specific staff comment and then provide our response.
We have attached a revised draft prospectus reflecting our responses. The page
reference numbers in the comments refer to the courtesy copy that we provided to
the staff with the filing of the initial registration statement. The page
reference numbers in the responses refer to the draft prospectus contained in
the Amendment.

COMMENT 1

1.   GENERAL

        Please explain to the staff whether MONY America intends to offer
additional similar options through separate registration statements or simply
adding them to this registration statement.

RESPONSE 1

As noted in the transmittal letter that accompanied the initial filing of this Form S-3 registration statement, the registrant initially plans to offer the Market Stabilizer Option ("MSO") with the IL Legacy II variable life policy. The policy is described in the prospectus included in the Form N-6 registration statement for the separate account investment options under the policy (File No. 333-134304). This S-3 registration statement includes a prospectus that covers only the MSO option, and that prospectus will be delivered with the policy prospectus.

The Company may utilize the stand-alone prospectus with policies. To the extent it does so, and the form of prospectus is no different than the one included in this S-3 registration statement, no additional filing will be required. If the form of prospectus is different, it would be substantially similar and vary only slightly from the MSO prospectus disclosure that is used in connection with IL Legacy II. The MSO interests sold through those other policies will be covered by this registration statement and it is our current intention to use a stand-alone prospectus.

This approach is similar to the approach commonly used for market value adjusted ("MVA") options. MVA options are commonly described in multiple contract prospectuses, which are then all filed under a single S-3. The security being registered by the S-3 - interests in the MVA option - is the same, even though it is described in multiple contract prospectuses.

This approach is also similar to cases that frequently arise currently where, for example, a single 1933 Act registration statement is permitted to include different versions of the prospectus for a variable product in order to reflect the distribution of the product through different channels. In effect, each different variable contract could fairly be regarded simply as a different channel for distributing the MSO interests.

Outside the insurance product context, Form S-3 itself, of course, is commonly used in circumstances where multiple versions of a prospectus are included in the same registration statement (including even different versions that relate to quite different securities).

Accordingly, Form S-3 provides ample flexibility to include all MSO prospectus filings within the same Form S-3 registration statement for the reasons set forth above.

2.   DEFINITIONS (PAGE 4)

COMMENT 2A

A. Please delete the parenthetical regarding face amount increases in the last sentence of the definition of "Charge Reserve Amount" ("CRA") and add the relevant disclosure to the discussion under "Segments" with a cross-reference to "Requested Face Amount Increases" on page 15 for more details regarding face amount increases.

RESPONSE 2A

    We have made the requested revision.

COMMENT 2B

B. Please revise the definition of CRA in the first and bolded sentence so that it is clear that the CRA is imposed to cover charges for the entire policy.

RESPONSE 2B

    As requested, we have added the indicated disclosure:

    "to approximately cover all of the estimated monthly charges for the policy"

COMMENT 2C

C. Please bold the second sentence of the definition of Early Distribution Adjustment (beginning with "An EDA that is made .... ").

RESPONSE 2C

    We have made the requested revision.

COMMENT 2D

D. Please ensure that all terms mentioned in the Definitions section are defined or briefly described with a cross-reference to a fuller definition, e.g., Unloaned GIO, Segment Account Charge, and Put Option Factor.

RESPONSE 2D

    We have made the requested revisions.

3.   RISK FACTORS (PAGE 7)

     COMMENT 3A

     A. In the last bullet point describing the limitations to elect the MSO
     due to the Extended No Lapse Guarantee Rider, please add a
     cross-reference to "Extended No Lapse Guarantee Rider" on page 15 but
     also expand the disclosure under "Extended No Lapse Guarantee Rider" to
     better summarize the feature.

     RESPONSE 3A

          We have made the requested revisions and added the following
          disclosure:

          "The Extended No Lapse Guarantee guarantees that your policy will
          not terminate for a certain number of years, provided certain
          conditions are met."

     COMMENT 3B

     B. Please expand the fourth bullet point in the second column on page 7
     regarding MONY America's responsibility for obligations owed under the
     contract to note that investors must look to MONY America's financial
     strength to assess its ability to satisfy those obligations.

     RESPONSE 3B

          As requested, we have added the following disclosure:

          "An owner should look to the financial strength of MONY America
          for its claims-paying ability."

COMMENT 4

4.   FEE TABLE SUMMARY (PAGE 6)

     Please note that all final fees and charges must be provided in all
relevant sections in a pre-effective amendment prior to the staff issuing any
order of effectiveness for the filing, e.g., see "Charges" on page 11.

RESPONSE 4

     We have included all final fees and charges.

COMMENT 5

5.   DESCRIPTION OF THE MARKET STABILIZER OPTION - MSO HOLDING ACCOUNT (PAGE
      8)

      For clarity, in the first paragraph, in lieu of referring generally to
"the same charges as that variable investment option," please be more specific
by referring to "the same underlying portfolio operating expenses as that
variable investment option." Please also provide a cross-reference to the
appropriate section of the policy prospectus for more details regarding such
expenses, e.g., see the second to last sentence of the second paragraph of the
subsection.

RESPONSE 5

      We have made the requested revision.

COMMENT 6

6.   DESCRIPTION OF THE MARKET STABILIZER OPTION - GROWTH CAP RATE (PAGE 9)

      The sixth paragraph of the sub-section states that if you do not specify
a minimum Growth Cap Rate, then it will be set at 6%. Therefore, please disclose
that failure to specify a minimum could result in amounts being invested that
are tied to a Segment with a risk/return profile that the investor finds
unacceptable. Please also add similar disclosure to the risk factors section on
page 7.

RESPONSE 6

      As requested, we have added the following disclosure to the "Risk
Factors" section and similar disclosure to the Growth Cap Rate section:

      "If you do not specify a minimum Growth Cap Rate acceptable to you, your
      account value could transfer into a Segment with a Growth Cap Rate that
      may be lower than what you would have chosen."

COMMENT 7

7.   DESCRIPTION OF THE MARKET STABILIZER OPTION - PAID UP DEATH BENEFIT
      GUARANTEE (PAGE 15)

      Please provide an additional bullet point to the "Risk Factors" section
on page 7 to account for the Paid Up Death benefit, e.g., the current last
bullet point for the Extended No Lapse Guarantee Rider. In doing so, please also
provide a cross-reference to "Paid Up Death Benefit Guarantee" on page 15 but
also expand the disclosure under ""Paid Up Death Benefit Guarantee" to better
summarize the feature.

RESPONSE 7

      We have made the requested revisions and added the following disclosure:

      "The MSO is not available while the Paid Up Death Benefit Guarantee is in effect. Please see ''Paid Up Death Benefit Guarantee'' later in this Prospectus for more information."

COMMENT 8

8.   DESCRIPTION OF THE MARKET STABILIZER OPTION - YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS (PAGE 15)

      The second sentence of the second paragraph refers to the later of the date the "policy is issued or the Investment Start Date," with the latter term not defined. However, it is unclear whether the third sentence of the same paragraph is referring to either of these dates or a third date or a different situation. Please clarify the disclosure.

RESPONSE 8

      We have defined "Investment Start Date" as "the business day your investment first begins to earn a return for you" after its first use. In addition, we have generally clarified the second sentence of the second paragraph to highlight the difference between that sentence and the third sentence of the same paragraph.

COMMENT 9

9.   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE (PAGE 11)

      In addition to the registrant's annual report on Form 10-K and if applicable, specific reference should be made to each quarterly report on Form 10-Q filed since the end of the last fiscal year.

RESPONSE 9

      We have made the requested revisions.

PART II

COMMENT 10

10. Please revise numbering of current exhibits 1 through 9, i.e., should probably be 1(a) through 1(i).

RESPONSE 10

We have made the requested revisions.

COMMENT 11

11. Please revise and resubmit the powers of attorney provided as exhibits to the filing so that it will "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933. Please include powers of attorney for all applicable personnel, e.g., powers of attorney did not appear as exhibits in the initial filing of the Form S-3.

RESPONSE 11

We have included updated powers of attorney.

COMMENT 12

12.   FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE 12

We have included the appropriate exhibits.

COMMENT 13

13.   REPRESENTATIONS

RESPONSE 13

We have included a letter with the appropriate Tandy representations in this pre-effective amendment filing.

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff's comments. We appreciate your assistance with this filing.

Very truly yours,

/s/ Sun-Jin Moon

Sun-Jin Moon

cc: Christopher E. Palmer, Esq.